September 30, 2024

Geoffrey Stuart Davis
Chief Financial Officer
Melco Resorts & Entertainment Limited
71 Robinson Road #04-03
Singapore 068895

       Re: Melco Resorts & Entertainment Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-33178
           Filed March 22, 2024
Dear Geoffrey Stuart Davis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Lawrence Yau Lung Ho